                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
               13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                              The Dwyer Group, Inc.
        ----------------------------------------------------------------
                                (Name of Issuer)


                               Common Stock, $0.10
        ---------------------------------------------------------------
                         (Title and Class of Securities)


                                  267 455 10 3
        ---------------------------------------------------------------
                                 (CUSIP Number)


                                Bela R. Schwartz
                 2000 Riverside Capital Appreciation Fund, L.P.
                            c/o The Riverside Company
                               Rockefeller Center
                          630 Fifth Avenue, Suite 1530
                            New York, New York 10011
        ---------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  May 11, 2003
        ---------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the Schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 Pages)

------------------------------------------------------------------------------- --------------------------------------
CUSIP NO. 267 455 10 3                                    13D                   PAGE 2 OF 11 PAGES
------------------------------------------------------------------------------- --------------------------------------
-------------- -------------------------------------------------------------------------------------------------------
               NAMES OF REPORTING PERSONS
      1        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
               2000 Riverside Capital Appreciation Fund, L.P.
-------------- --------------------------------------------------------------------------------------- ---------------
               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                        (a) |_|
      2                                                                                                (b) |X|
-------------- -------------------------------------------------------------------------------------------------------
               SEC USE ONLY
      3
-------------- -------------------------------------------------------------------------------------------------------
               SOURCE OF FUNDS
      4        OO  (See Item 3)
-------------- -------------------------------------------------------------------------------------------------------
               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      5        PURSUANT
               TO ITEM 2(d) or 2(e)                                                                           |_|
-------------- -------------------------------------------------------------------------------------------------------
               CITIZENSHIP OR PLACE OF ORGANIZATION
      6        Delaware
-------------- -------------------------------------------------------------------------------------------------------
                                      SOLE VOTING POWER
    NUMBER OF SHARES           7      -0-
                           ---------- --------------------------------------------------------------------------------
  BENEFICIALLY OWNED BY               SHARED VOTING POWER
                               8      4,421,514
                           ---------- --------------------------------------------------------------------------------
     EACH REPORTING                   SOLE DISPOSITIVE POWER
                               9      -0-
                           ---------- --------------------------------------------------------------------------------
       PERSON WITH                    SHARED DISPOSITIVE POWER
                              10      4,421,514
----------------------------------------------------------------------------------------------------------------------
               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     11        4,421,514
-------------- -------------------------------------------------------------------------------------------------------
               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     12                                                                                                       |_|
-------------- -------------------------------------------------------------------------------------------------------
               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13        62.6%
-------------- -------------------------------------------------------------------------------------------------------
               TYPE OF REPORTING PERSON
     14        PN
----------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------- --------------------------------------
CUSIP NO. 267 455 10 3                                    13D                   PAGE 3 OF 11 PAGES
------------------------------------------------------------------------------- --------------------------------------
-------------- -------------------------------------------------------------------------------------------------------
               NAMES OF REPORTING PERSONS
      1        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
               TDG Holding Company
-------------- --------------------------------------------------------------------------------------- ---------------
               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                        (a) |_|
      2                                                                                                (b) |X|
-------------- --------------------------------------------------------------------------------------- ---------------
               SEC USE ONLY
      3
-------------- -------------------------------------------------------------------------------------------------------
               SOURCE OF FUNDS
      4        OO  (See Item 3)
-------------- -------------------------------------------------------------------------------------------------------
               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      5        PURSUANT
               TO ITEM 2(d) or 2(e)                                                                           |_|
-------------- -------------------------------------------------------------------------------------------------------
               CITIZENSHIP OR PLACE OF ORGANIZATION
      6        Delaware
-------------- -------------------------------------------------------------------------------------------------------
                                      SOLE VOTING POWER
    NUMBER OF SHARES           7      -0-
                           ---------- --------------------------------------------------------------------------------
  BENEFICIALLY OWNED BY               SHARED VOTING POWER
                               8      4,421,514
                           ---------- --------------------------------------------------------------------------------
     EACH REPORTING                   SOLE DISPOSITIVE POWER
                               9      -0-
                           ---------- --------------------------------------------------------------------------------
       PERSON WITH                    SHARED DISPOSITIVE POWER
                              10      4,421,514
----------------------------------------------------------------------------------------------------------------------
               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     11        4,421,514
-------------- -------------------------------------------------------------------------------------------------------
               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                          |_|
     12
-------------- -------------------------------------------------------------------------------------------------------
               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13        62.6%
-------------- -------------------------------------------------------------------------------------------------------
               TYPE OF REPORTING PERSON
     14        CO
----------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------- --------------------------------------
CUSIP NO. 267 455 10 3                                    13D                   PAGE 4 OF 11 PAGES
------------------------------------------------------------------------------- --------------------------------------
-------------- -------------------------------------------------------------------------------------------------------
               NAMES OF REPORTING PERSONS
      1        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
               Riverside Capital Associates 2000, LLC
-------------- --------------------------------------------------------------------------------------- ---------------
               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                        (a) |_|
      2                                                                                                (b) |X|
-------------- -------------------------------------------------------------------------------------------------------
               SEC USE ONLY
      3
-------------- -------------------------------------------------------------------------------------------------------
               SOURCE OF FUNDS
      4        OO  (See Item 3)
-------------- -------------------------------------------------------------------------------------------------------
               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      5        PURSUANT
               TO ITEM 2(d) or 2(e)                                                                           |_|
-------------- -------------------------------------------------------------------------------------------------------
               CITIZENSHIP OR PLACE OF ORGANIZATION
      6        Delaware
-------------- -------------------------------------------------------------------------------------------------------
                                      SOLE VOTING POWER
    NUMBER OF SHARES           7      -0-
                           ---------- --------------------------------------------------------------------------------
  BENEFICIALLY OWNED BY               SHARED VOTING POWER
                               8      4,421,514
                           ---------- --------------------------------------------------------------------------------
     EACH REPORTING                   SOLE DISPOSITIVE POWER
                               9      -0-
                           ---------- --------------------------------------------------------------------------------
       PERSON WITH                    SHARED DISPOSITIVE POWER
                              10      4,421,514
----------------------------------------------------------------------------------------------------------------------
               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     11        4,421,514
-------------- -------------------------------------------------------------------------------------------------------
               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                          |_|
     12
-------------- -------------------------------------------------------------------------------------------------------
               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13        62.6%
-------------- -------------------------------------------------------------------------------------------------------
               TYPE OF REPORTING PERSON
     14        OO (Limited Liability Company)
----------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------- --------------------------------------
CUSIP NO. 267 455 10 3                                    13D                   PAGE 5 OF 11 PAGES
------------------------------------------------------------------------------- --------------------------------------
-------------- -------------------------------------------------------------------------------------------------------
               NAMES OF REPORTING PERSONS
      1        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
               Stewart A. Kohl
-------------- --------------------------------------------------------------------------------------- ---------------
               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                        (a) |_|
      2                                                                                                (b) |X|
-------------- -------------------------------------------------------------------------------------------------------
               SEC USE ONLY
      3
-------------- -------------------------------------------------------------------------------------------------------
               SOURCE OF FUNDS
      4        OO  (See Item 3)
-------------- -------------------------------------------------------------------------------------------------------
               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      5        PURSUANT
               TO ITEM 2(d) or 2(e)                                                                           |_|
-------------- -------------------------------------------------------------------------------------------------------
               CITIZENSHIP OR PLACE OF ORGANIZATION
      6        United States of America
-------------- -------------------------------------------------------------------------------------------------------
                                      SOLE VOTING POWER
    NUMBER OF SHARES           7      -0-
                           ---------- --------------------------------------------------------------------------------
  BENEFICIALLY OWNED BY               SHARED VOTING POWER
                               8      4,421,514
                           ---------- --------------------------------------------------------------------------------
     EACH REPORTING                   SOLE DISPOSITIVE POWER
                               9      -0-
                           ---------- --------------------------------------------------------------------------------
       PERSON WITH                    SHARED DISPOSITIVE POWER
                              10      4,421,514
----------------------------------------------------------------------------------------------------------------------
               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     11        4,421,514
-------------- -------------------------------------------------------------------------------------------------------
               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                          |_|
     12
-------------- -------------------------------------------------------------------------------------------------------
               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13        62.6%
-------------- -------------------------------------------------------------------------------------------------------
               TYPE OF REPORTING PERSON
     14        IN
----------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------- --------------------------------------
CUSIP NO. 267 455 10 3                                    13D                   PAGE 6 OF 11 PAGES
------------------------------------------------------------------------------- --------------------------------------
-------------- -------------------------------------------------------------------------------------------------------
               NAMES OF REPORTING PERSONS
      1        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
               Bela Szigethy
-------------- -------------------------------------------------------------------------------------------------------
               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                        (a) |_|
      2                                                                                                (b) |X|
-------------- --------------------------------------------------------------------------------------- ---------------
               SEC USE ONLY
      3
-------------- -------------------------------------------------------------------------------------------------------
               SOURCE OF FUNDS
      4        OO  (See Item 3)
-------------- -------------------------------------------------------------------------------------------------------
               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      5        PURSUANT
               TO ITEM 2(d) or 2(e)                                                                           |_|
-------------- -------------------------------------------------------------------------------------------------------
               CITIZENSHIP OR PLACE OF ORGANIZATION
      6        United States of America
-------------- -------------------------------------------------------------------------------------------------------
                                      SOLE VOTING POWER
    NUMBER OF SHARES           7      -0-
                           ---------- --------------------------------------------------------------------------------
  BENEFICIALLY OWNED BY               SHARED VOTING POWER
                               8      4,421,514
                           ---------- --------------------------------------------------------------------------------
     EACH REPORTING                   SOLE DISPOSITIVE POWER
                               9      -0-
                           ---------- --------------------------------------------------------------------------------
       PERSON WITH                    SHARED DISPOSITIVE POWER
                              10      4,421,514
------------------------------------- --------------------------------------------------------------------------------
               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     11        4,421,514
-------------- -------------------------------------------------------------------------------------------------------
               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                          |_|
     12
-------------- -------------------------------------------------------------------------------------------------------
               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13        62.6%
-------------- -------------------------------------------------------------------------------------------------------
               TYPE OF REPORTING PERSON
     14        IN
----------------------------------------------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock, par value $0.10 per share (the "Common Stock"), of The Dwyer Group, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 1010 N. University Parks Drive, Waco, Texas 76707.

ITEM 2.  IDENTITY AND BACKGROUND.

         2000 Riverside Capital Appreciation Fund, L.P. ("RCAF 2000") is a Delaware limited partnership whose principal business is searching for, negotiating, structuring, acquiring, holding, selling and refinancing equity interests in operating businesses on behalf of itself and its affiliates and performing all things incidental to or growing out of such activities. The principal business and office address of RCAF 2000 is c/o The Riverside Company, Rockefeller Center, 630 Fifth Avenue, Suite 1530, New York, New York 10011.

         TDG Holding Company ("TDG Holding") is a Delaware corporation that is wholly owned by RCAF 2000. TDG Holding was formed for the purpose of entering into the transactions described in Item 4. The principal business and office address of TDG Holding is c/o The Riverside Company, Rockefeller Center, 630 Fifth Avenue, Suite 1530, New York, New York 10011.

         The general partner of RCAF 2000 is Riverside Capital Associates 2000, LLC (the "General Partner"), a Delaware limited liability company. The principal business and office address of the General Partner is c/o The Riverside Company, Rockefeller Center, 630 Fifth Avenue, Suite 1530, New York, New York 10011. Pursuant to General Instruction C for Schedule 13D, set forth on Schedule I hereto is certain information regarding the members of the General Partner. RCAF 2000, TDG Holding, General Partner and each of the members whose names are set forth on Schedule I are collectively referred to herein as the "Reporting Persons."

         Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that a group exists within the meaning of the Securities Exchange Act of 1934.

         During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the past five years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Each Reporting Person may be deemed to have acquired the beneficial ownership of 4,421,514 shares of Common Stock as a result of provisions of the Voting Agreement (as defined in response to Item 4). The shares of Common Stock to which this statement relates have not been purchased by any Reporting Person, but each Reporting Person may be deemed to share the power to vote and dispose such shares under the provisions of the Voting Agreement, which is described in greater detail in response to Item 4 and such item is incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION.

         On May 11, 2003, the Issuer, TDG Holding and TDG Merger Co. ("Merger Sub"), a Delaware corporation and a wholly owned subsidiary of TDG Holding, entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which Merger Sub will merge with and into the Issuer (the "Merger"). The separate existence of Merger Sub shall cease upon consummation of the Merger, and the Issuer will be the surviving corporation in the Merger (the "Surviving Corporation"). At the Effective Time (as defined in the Merger Agreement), (i) each then-outstanding share of Common Stock will be converted into, and become exchangeable for, $6.75, (ii) the Board of Directors of the Issuer will be replaced by the Board of Directors of Merger Sub, (iii) the Articles of Incorporation and Bylaws of the Issuer will be replaced by the Articles of Incorporation and Bylaws of Merger Sub, (iv) the shares of Common Stock will cease to be authorized for listing on The Nasdaq National Market, and (v) the shares of Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

         In connection with the Merger, certain stockholders of the Issuer (the "Rollover Stockholders") have entered into a contribution agreement with TDG Holding and RCAF 2000 (the "Contribution Agreement"). Following completion of the Merger, the Rollover Stockholders will maintain an equity ownership position in the Surviving Corporation. To that end, the Contribution Agreement provides for the exchange by the Rollover Stockholders of certain of their shares of Common Stock for shares of the common stock, par value $0.01 per share, of TDG Holding immediately prior to the effective time of the Merger.

         Also in connection with the Merger, certain stockholders of the Issuer holding approximately 62.6% of the outstanding shares of Common Stock have entered into a voting agreement with TDG Holding (the "Voting Agreement"), pursuant to which such stockholders have agreed, so long as the Voting Agreement remains in effect, to (i) vote their shares of Common Stock in favor of approval and adoption of the Merger Agreement and the Merger and (ii) abide by certain restrictions on the transfer of shares of Common Stock owned by each such stockholder. The Voting Agreement will terminate upon the earlier of (i) the consummation of the Merger, (ii) the termination of the Merger Agreement in accordance with its terms, or (iii) the withdrawal, modification or change by the Issuer's Board of Directors of its recommendation or approval in respect of the Merger Agreement or Merger or the recommendation by the Issuer's Board of Directors of any proposal other than by TDG Holding or Merger Sub in respect of an Acquisition Transaction (as defined in the Merger Agreement), or the resolution by the Issuer's Board of Directors to take any of the foregoing actions. Approval and adoption of the Merger Agreement and the Merger requires the affirmative vote of the holders of a majority of the outstanding shares of Common Stock.

         The purpose of the Voting Agreement is to facilitate consummation of the Merger.

         Except as contemplated by the Merger Agreement, the Contribution Agreement and the Voting Agreement, or as otherwise set forth in this Item 4, no Reporting Person has present plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any other person;

     (h)  Causing the Common Stock to be delisted from The Nasdaq National
          Market;

     (i) The Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

     (j)  Any action similar to any of those enumerated above.

         References to, and descriptions of, the Merger Agreement, the Contribution Agreement and the Voting Agreement as set forth above in this Item 4, are qualified in their entirety by references to the copies of the Merger Agreement, which is incorporated in this Schedule 13D by reference, the Contribution Agreement included as Exhibit 2 to this Schedule 13D and the Voting Agreement, which is incorporated in this Schedule 13D by reference, and are incorporated in this Item 4 in their entirety where such references and descriptions appear.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) 4,421,514 shares of Common Stock, representing approximately 62.6% of the outstanding shares of Common Stock as of the date hereof, based on 7,063,931 shares of Common Stock outstanding on May 12, 2003, as reported in the Company's most recent Quarterly Report on Form 10-Q filed on May 15, 2003, are subject to the Voting Agreement. 381,050 shares of Common Stock issuable in accordance with options currently exercisable or exercisable within sixty days would, upon exercise of such options, also be subject to the Voting Agreement. By virtue of the Voting Agreement, each Reporting Person may be deemed to share with the respective stockholders of the Issuer party to the Voting Agreement the power to vote or dispose the shares of Common Stock subject to the Voting Agreement. However, each

Reporting Person (i) is not entitled to any rights as a stockholder of the Issuer as to the shares of Common Stock subject to the Voting Agreement, and
(ii) disclaims beneficial ownership of the shares of Common Stock of the Issuer which are covered by the Voting Agreement.

         (c) Other than as set forth in this Item 5(a)-(b), to the best of the knowledge of each Reporting Person as of the date hereof, there have been no transactions in the shares of Common Stock effected during the past 60 days by such Reporting Person, nor to the best of the knowledge of each Reporting Person, by any affiliate of such Reporting Person.

         (d) To the best of the knowledge of each Reporting Person, as of the date hereof, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock subject to the Voting Agreement.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information set forth or incorporated by reference in Items 3 through 5 is hereby incorporated herein by reference. Copies of the Merger Agreement and the Voting Agreement are incorporated in this Schedule 13D by reference, and a copy of the Contribution Agreement is included in Exhibit 2 to this Schedule 13D.

         Except as set forth in this statement, to the best of the knowledge of each Reporting Person as of the date hereof, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) between such Reporting Person and any persons with respect to securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

No.   Description
---   -----------
1 Agreement and Plan of Merger, dated as of May 11, 2003, by and among TDG Holding Company, TDG Merger Co. and The Dwyer Group, Inc. (without exhibits) (incorporated herein by reference from The Dwyer Group, Inc.'s Current Report on Form 8-K, filed May 15, 2003) (SEC File No. 0-15227).

2 Contribution Agreement, dated as of May 11, 2003, by and among TDG Holding Company, 2000 Riverside Capital Appreciation Fund, L.P., and the stockholders of The Dwyer Group, Inc. identified on the signature pages thereto (without exhibits).

3 Voting Agreement, dated as of May 11, 2003, by and among TDG Holding Company and the stockholders of The Dwyer Group, Inc. identified on the signature pages thereto (without exhibits) (incorporated herein by reference from The Dwyer Group, Inc.'s Current Report on Form 8-K, filed May 15, 2003) (SEC File No. 0-15227).

4     Joint Filing Statement.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    May 21, 2003           2000 RIVERSIDE CAPITAL APPRECIATION FUND, L.P.

                                By: RIVERSIDE CAPITAL ASSOCIATES 2000, LLC, its General Partner



                                         By:      /s/ Stewart A. Kohl
                                            ---------------------------------
                                                  Stewart A. Kohl
                                                  Co-Chief Executive Officer

                                TDG HOLDING COMPANY



                                         By:      /s/ Stuart Baxter
                                            ---------------------------------
                                                  Stuart Baxter
                                                  President

                                RIVERSIDE CAPITAL ASSOCIATES 2000, LLC



                                         By:      /s/ Stewart A. Kohl
                                            ---------------------------------
                                                  Stewart A. Kohl
                                                  Co-Chief Executive Officer


                                /s/ Stewart A. Kohl
                                ---------------------------------------------
                                Stewart A. Kohl, individually


                                /s/ Bela Szigethy
                                ---------------------------------------------
                                Bela Szigethy, individually

                                   SCHEDULE I

                Members of Riverside Capital Associates 2000, LLC

         The following table sets forth the name, business address and present principal occupation or employment of each controlling member of Riverside Capital Associates 2000, LLC, the general partner of 2000 Riverside Capital Appreciation Fund, L.P. Each such person is a U.S. citizen.

------------------------------- ---------------- ------------------------------------ --------------------------------
             NAME                    TITLE                BUSINESS ADDRESS             PRESENT PRINCIPAL OCCUPATION
------------------------------- ---------------- ------------------------------------ --------------------------------
Stewart A. Kohl                 Member           c/o The Riverside Company            Co-Chief Executive Officer
                                                 Terminal Tower
                                                 500 Public Square, Suite 4000
                                                 Cleveland, Ohio 44113
------------------------------- ---------------- ------------------------------------ --------------------------------
Bela Szigethy                   Member           c/o The Riverside Company            Co-Chief Executive Officer
                                                 Rockefeller Center
                                                 630 Fifth Avenue, Suite 1530
                                                 New York, New York  10011
------------------------------- ---------------- ------------------------------------ --------------------------------

                                  EXHIBIT INDEX

No.   Description
---   -----------
1 Agreement and Plan of Merger, dated as of May 11, 2003, by and among TDG Holding Company, TDG Merger Co. and The Dwyer Group, Inc. (without exhibits) (incorporated herein by reference from The Dwyer Group, Inc.'s Current Report on Form 8-K, field May 15, 2003) (SEC File No. 0-15227).

2 Contribution Agreement, dated as of May 11, 2003, by and among TDG Holding Company, 2000 Riverside Capital Appreciation Fund, L.P., and the stockholders of The Dwyer Group, Inc. identified on the signature pages thereto (without exhibits).

3 Voting Agreement, dated as of May 11, 2003, by and among TDG Holding Company and the stockholders of The Dwyer Group, Inc. identified on the signature pages thereto (without exhibits) (incorporated herein by reference from The Dwyer Group, Inc.'s Current Report on Form 8-K, filed May 15, 2003) (SEC File No. 0-15227).

4     Joint Filing Statement.